SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: February 2014

Commission File Number: 001-36115

HYDRO ONE INC.

(Translation of Registrant’s name into English)

483 Bay Street, North Tower, 15th Floor, Toronto Ontario M5G 2P5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Sandy Struthers
Name:	Sandy Struthers
Title:	Chief Administration Officer and Chief Financial Officer

Date:	February 14, 2014

EXPLANATORY NOTE

We are filing this Form 6-K/A to our Form 6-K, as originally filed with the U.S. Securities and Exchange Commission on February 14, 2014, to correct an inadvertent error in the date of our news release. Other than the edit to the date of news release, all other information included in the Form 6-K remains unchanged.

EXHIBIT INDEX

99.1	News release dated February 14, 2014

February 14, 2014

FILED VIA SEDAR

TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission

Nova Scotia Securities Commission

Securities Office, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Dear Sirs & Mesdames:

Hydro One Inc.

The English and French versions of the News Release dated February 13, 2014 and filed on February 14, 2014 under SEDAR Project No. 02163879, Submission No. 1 inadvertently contained the incorrect date. We are therefore re-filing the News Release to show the correct date of February 14, 2014.

Yours truly,

HYDRO ONE INC.